RECEIVED

2008 FEB -8 A 1:12

08000620

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date February 5, 2008
Contact Li Sulejmanagic

Unaxis Holding

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5490~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation ~~AG, Pfäffikon~~

Li Sulejmanagic

Corporate Communications

PROCESSED

FEB 13 2008

THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding of Merrill Lynch to stock exchange act**

dlw 2/11

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, February 5, 2008 – Due to the release of hedging positions for derivatives effective January 29, 2008, Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zurich, disclosed the following holding of the Merrill Lynch group in OC Oerlikon Corporation AG, Pfäffikon:

Purchase positions:

Percentage of voting rights: 9.73 %

- 704 143 registered shares (4.98 %)
- Conversion rights, share purchase rights and (written) share sale rights with 680 475 (4.81%) voting rights conferred:

Type of rights	Number of rights	Voting rights conferred		Details
		Number	Percentage	
Long Call	100'000	10'000	0.07%	Identity of issuer: EUREX Expiry date: 20.03.2008 Subscription ratio: 10:1 Exercise price: 735 Exercise type: European
Long Call	200'000	200'000	1.41%	OTC, Expiry date: 20.03.2008 Subscription ratio: 1:1 Exercise price: 400 Exercise type: European
Long Call	100'000	100'000	0.71%	OTC, Expiry date: 20.03.2008 Subscription ratio: 1:1 Exercise price: 680 Exercise type: European
Long Call	4'750	475	0.00%	Identity of issuer: EUREX Expiry date: 20.03.2008 Subscription ratio: 10:1 Exercise price: 560 Exercise type: American
Long Call	50'000	5'000	0.04%	Identity of Issuer: EUREX Expiry date: 20.03.2008 Subscription ratio: 10:1 Exercise price: 655 Exercise type: European
Long Call	25'000'000	50'000	0.35%	CH0030660515
Short Put	5'000	5'000	0.04%	Identity of issuer: EUREX Expiry date: 20.03.2008 Subscription ratio: 10:1 Exercise price: 655 Exercise type: European
Short Put	10'000	10'000	0.07%	Identity of Issuer: EUREX Expiry date: 20.03.2008 Subscription ratio: 10:1 Exercise price: 735 Exercise type: European
Short Put	200'000	200'000	1.41%	OTC, Expiry date: 20.03.2008 Subscription ratio: 1:1 Exercise price: 400 Exercise type: European
Short Put	100'000	100'000	0.71%	OTC, Expiry date: 20.03.2008 Subscription ratio: 1:1 Exercise price: 680 Exercise type: European

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

RECEIVED
2008 FEB -8 A 1:12

 Sale positions:

Percentage of voting rights from underlying shares: 6.01 %

Share sale rights and written conversion and share purchase rights with 850 050 (6.01%) voting rights conferred:

Type of rights	Number of rights	Voting rights conferred		Details
		Number	Percentage	
Short Call	50'000	50'000	0.35%	OTC, Expiry date: 20.03.2008 Subscription ratio: 1:1 Exercise price: 800 Exercise type: American
Long Put	500	50	0.00%	Identity of issuer: EUREX Expiry date: 20.06.2008 Subscription ratio: 10:1 Exercise price: 640 Exercise type: American
Written Call Options	1'000'000	100'000	0.71%	CH0036509500
Written Call Options	1'000'000	100'000	0.71%	CH0036509518
Written Call Options	1'000'000	100'000	0.71%	CH0036509526
Written Call Options	1'000'000	100'000	0.71%	CH0036509534
Written Call Options	4'000'000	400'000	2.83%	CH0034299625
Total		850'050	6.01%	

The group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon, consists of the following members:

- Black Rock Investment Management (UK) Limited
  33 King William Street
  London EC4R 9AS, United Kingdom
- Merrill Lynch Capital Markets AG
  Stockerhof, Stockerstrasse 23
  P.O. Box 773
  8039 Zurich, Switzerland
- Merrill Lynch, Pierce, Fenner & Smith
  4 World Financial Center
  250 Vesey Street
  New York, NY 10080, USA
- Merrill Lynch International
  2 King Edward Street
  London EC1A 1 HQ, United Kingdom

Said companies are subsidiaries of Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, USA.

 Nature of agreement: group of companies

Identity of the group's representative:
Merrill Lynch Capital Markets AG, Zurich

The shareholder's contact person for the present notification is:
Simone Schenk, Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zürich
Tel. 044 297 75 90

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

END